152 West 57th Street, 32nd Floor

New York, NY 10019

NILE CAPITAL INVESTMENT TRUST

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

October 23, 2012

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE: Nile Capital Investment Trust

File Nos. 333-164528; 811-022384

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Jim Colantino on Wednesday, September 26, 2012, with respect to the above-referenced Fund.  Your comments are set forth below, and each is followed by the Registrant’s response.

Nile Pan Africa Fund NCSR dated 3/31/2012

Comment 1:	It may be more appropriate to break out the Portfolio Analysis by country as the Fund invests in securities of various foreign countries.
Response:	For future filings we will discuss with the Advisor if they feel this is a more appropriate breakout for the Portfolio Analysis and we will disclose accordingly.

Nile Pan Africa Fund N-Q dated 6/30/2012

Comment 1:	The Form N-Q does not include the cost of investments and unrealized appreciation/depreciation on a tax basis.
Response:

The cost of investments and unrealized appreciation/depreciation on a tax basis were substantially the same as financial reporting purposes.  Future filings will be sure to disclose such figures on a tax basis.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust